RECONCILIATION TO US GAAP

REPORT OF INDEPENDENT AUDITORS

To the Directors of

Dundee Corporation

In our report to the shareholders of Dundee Corporation dated March 24, 2005, we reported on the consolidated balance sheets of Dundee Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended, as included in this Form 40-F.  In connection with our audit of the aforementioned consolidated financial statements, we also audited the related supplemental note entitled “Differences Between Canadian and United States Generally Accepted Accounting Principles” as set forth in the Form 40-F.  This supplemental note is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this supplemental note based on our audit.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Toronto, Canada

Chartered Accountants

April 6, 2005

DUNDEE CORPORATION

RECONCILIATION TO US GAAP

CONSOLIDATED DUNDEE CORPORATION

(formerly DUNDEE BANCORP INC.)

For the years ended December 31, 2004 and 2003

(tabular amounts in thousands of Canadian dollars, except per share amounts)

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Dundee Corporation (“Dundee” or the “Company”) is primarily a holding company dedicated to wealth management, real estate and resources.  The Company’s domestic wealth management activities are carried out through its 67% owned subsidiary, Dundee Wealth Management Inc.  Dundee also provides financial services internationally through offices in Bermuda and the Cayman Islands.  Together, these domestic and international financial services operations provide a broad range of financial products and services to individuals, institutions and corporations.  Real estate operations are carried out through the Company’s 86% owned subsidiary, Dundee Realty Corporation.  Dundee also holds and manages its own investments which include both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.  The Company trades on the Toronto Stock Exchange.

The Company’s 2004 and 2003 audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles differ, in the following material respects, with those principles that the Company would have followed had its audited consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).  Canadian GAAP in respect of the consolidated statements of cash flows complies with US GAAP requirements.

CORPORATE INVESTMENTS

During 2004, the Company increased its ownership percentage in Dundee Precious Metals Inc. (“DPM”) resulting in the Company having significant influence over this investment. Accordingly, the Company prospectively changed its basis of accounting for this investment from the cost method to the equity method as required under Canadian GAAP.  Under US GAAP, when such a change occurs, the change to the equity method of accounting is applied retroactively with restatement of prior periods as if the Company had always accounted for its investment following the equity method.  As a result, the US GAAP differences reported as at January 1, 2003 and December 31, 2003 and for the year ended December 31, 2003 have been adjusted from amounts previously reported to reflect the retroactive application of the equity method of accounting for this investment.

The Company’s corporate investments, detailed in note 4 to the audited consolidated financial statements as at and for the years ended December 31, 2004 and 2003, include both equity accounted investments and investments carried at cost. Statement of Financial Accounting Standard (“SFAS”) No. 115 requires that cost accounted investments which meet the available for sale criteria be reported at their fair value, with unrealized gains and losses, net of taxes, reported as part of comprehensive income.  Unrealized losses on available for sale securities that are determined to be other than temporary are included in operations.

The Company has determined that, as of December 31, 2004, it holds securities accounted for on a cost basis with a carrying value of approximately CDN$105,925,000 (2003 - CDN$147,780,000) and a fair value of approximately CDN$143,694,000 (2003 - CDN$237,302,000), that meet the available for sale criteria.  Accordingly, to comply with US GAAP, the Company would separately present the fair value of its available for sale securities on its consolidated balance sheets and record the unrealized gains or temporary losses, net of tax, in comprehensive income.

STOCK BASED COMPENSATION

Under US GAAP, the Company follows the principles of Accounting Principles Board (“APB”) No. 25, as amended by SFAS No. 123, for purposes of measuring stock based compensation following the intrinsic method.  Under this method, any compensation expense, measured as the excess, if any, of the quoted market price of the Company’s shares at the measurement date over the award’s exercise price, would have to be reflected over the vesting periods of these awards.  As awards are granted with an exercise price equal to market value and as a result of a prior amendment to the share incentive plan eliminating a cash settlement feature, no compensation expense is recognized under US GAAP.

DUNDEE CORPORATION

RECONCILIATION TO US GAAP

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-Based Compensation” which, similar to SFAS No. 123, requires the disclosure of stock based compensation plans at fair value for stock compensation arrangements awarded during the year ended December 31, 2002 and requires the recognition of the fair value of stock options granted on or after January 1, 2003.

ASSET RETIREMENT OBLIGATIONS

SFAS No. 143, “Accounting for Asset Retirement Obligations”, establishes standards for the recognition, measurement and disclosure of asset retirement obligations and related asset retirement costs.  These obligations are initially measured at fair value, which is the discounted future value of the liability.  This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life.  The liability accretes until the Company expects to settle the retirement obligation.  As required by SFAS No. 143, the Company implemented the new standard on January 1, 2003, on a retroactive basis with the cumulative effect of this accounting change on prior years reflected in the consolidated statements of operations.

On January 1, 2004, the Company prospectively adopted the requirements of CICA Section 3110 “Asset Retirement Obligations”.  These requirements are consistent with the requirements of SFAS No. 143.  Under Canadian GAAP, prior to January 1, 2004, these costs were generally estimated and provided for by a unit-of-production method and are included in depletion and depreciation expense.  Actual costs were charged to the accumulated provision when incurred.

DEPRECIATION OF REAL ESTATE ASSETS

Pursuant to changes in Canadian GAAP effective January 1, 2004, the Company prospectively adopted the straight-line method of depreciation for revenue properties.  Prior to January 1, 2004, the Company followed the sinking fund method of depreciating certain assets.  Under US GAAP, amortization using the sinking fund method is not permitted.

REVENUE RECOGNITION FOR REAL ESTATE REVENUE PROPERTIES

Pursuant to changes in Canadian GAAP effective January 1, 2004, the Company prospectively adopted the straight-line method of rental revenue recognition whereby any contractual rent increases over the term of the lease are recognized into earnings over the lease term. Prior to January 1, 2004, the Company followed the recognition of revenues from real estate leases that included contractual increases in basic rents on a straight-line basis only where such increases exceeded expected increases in the Canadian Consumer Price Index.  Under US GAAP, the total amount of revenue from these real estate leases must be accounted for on a straight-line basis over the term of the respective lease.

PRE-OPERATING EXPENDITURES

Under Canadian GAAP, the Company has deferred pre-operating expenditures incurred in respect of the development of a new business. These expenditures will be amortized to income over five years once operations of the new business commence.  Under US GAAP, such expenditures must be expensed as incurred.

STATEMENT OF COMPREHENSIVE INCOME

SFAS No. 130 requires companies to report comprehensive income as a measure of overall performance.  Comprehensive income includes net earnings and all other changes in equity including accumulated unrealized net gains on corporate investments and the cumulative translation account, but excludes shareholders’ contributions or any distributions to shareholders.

OTHER DIFFERENCES BETWEEN CANADIAN AND US GAAP THAT AFFECT EQUITY ACCOUNTED INVESTEES

The following describes other differences between Canadian and US GAAP which, during the reporting period, directly affect the Company’s carrying value in its equity accounted investees and its share of income from these investments.

  Under Canadian GAAP, non-monetary assets acquired in exchange for common shares of the Company should be valued at the fair value of the consideration given, unless the fair value of the consideration given is not clearly evident, in which case the acquisition should be accounted for at the fair value of the net assets acquired.  The Securities and Exchange Commission’s interpretive response to APB No. 29 requires that non-monetary assets transferred from promoters or shareholders in exchange for common shares of the company be recorded at the transferor’s historical cost.

  Effective January 1, 2004, the Company prospectively implemented the requirements of CICA Section 3063, “Impairment of Long-lived Assets”, which requires the measurement of an impairment loss equal to the amount by which an asset’s carrying value exceeds its fair value, determined using discounted cash flows from the underlying properties.  Prior to January 1, 2004, future cash flows from properties were not discounted when determining the amount of any impairment.  Under US GAAP requirements, these future cash flows must be discounted.

DUNDEE CORPORATION

RECONCILIATION TO US GAAP

  Under Canadian GAAP, certain exploration expenditures are deferred.  When properties are brought into commercial production, the deferred costs are amortized.  Under US GAAP, exploration expenditures during the exploration stage prior to determination of the existence of commercially mineable ore bodies are required to be expensed as incurred.

  Under US GAAP, the equity conversion option embedded in convertible debentures should be bifurcated from the debenture and separately recognized and adjusted to market over the term of the option.  Further, such bifurcation gives rise to a discount on the debenture, which is accreted to income over the term of the debenture.  Under Canadian GAAP, the Company has not bifurcated such option and has not recorded any interest income or unrealized gains (losses) on such investment.

Certain amounts as at December 31, 2003 and for the year then ended have been adjusted to reflect the effect of retroactive changes in accounting and refinements to prior year estimates.  These adjustments relate to the accounting for the retroactive application of the equity method for the Company's investment in DPM, other than temporary impairments on available for sale securities, stock based compensation, pre-operating expenditures, straight-line amortization of real estate buildings, and asset retirement obligations of equity accounted investees.  As a result of these adjustments, retained earnings as at January 1, 2003 increased by CDN$8,969,000 and accumulated other comprehensive income as at January 1, 2003 increased by CDN$3,270,000.  As well, US GAAP net earnings for the year ended December 31, 2003 increased by CDN$23,293,000.

EFFECT OF DIFFERENCES BETWEEN CANADIAN AND US GAAP ON

THE CONSOLIDATED FINANCIAL STATEMENTS

Application of the above referenced standards, as previously described, would have the following approximate effects on the audited consolidated balance sheets and the audited consolidated statements of operations of the Company as at and for the years ended December 31, 2004 and 2003:

As at December 31, 2004, the Company’s shareholders’ equity, prepared in accordance with US GAAP would have been CDN$672,363,000 (2003 - CDN$642,477,000).

DUNDEE CORPORATION

RECONCILIATION TO US GAAP

The following summarizes the consolidated statements of operations amounts in accordance with US GAAP, where such items differ from the amounts reported under Canadian GAAP, all as described above.

The effect of the above changes to the calculation of earnings per share is detailed below.

US GAAP requires a statement of comprehensive income as follows:

DUNDEE CORPORATION